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                   Companhia Brasileira de Distribuicao (CBD)
                     announces August 2003 sales performance

Sao Paulo, Brazil, September 16, 2003 - Companhia Brasileira de Distribuicao (NYSE [CBD]; BOVESPA [PCAR4]) announced sales performance (preliminary and non-audited) of August 2003. The information is presented based on consolidated figures and in Reais, in accordance with the Corporate Law method.

In August 2003, CBD presented gross sales of R$ 1,045.6 million and net sales of R$ 882.7 million, with an increase of 11.3% and 10.9%, respectively, compared to the same period of 2002. On a same store sales basis, CBD registered a sales growth of 6.6%. The highlight of the month was the Extra Division, which presented a double-digit growth in sales and an increase in the clients' flow on a same store basis.

The growth observed in the food products, on a same store basis, was 8.8%, compared to a fall of 0.7% in the non-food products, the most affected by the current consumer's high level of caution and low purchasing power.

The Company believes in a gradual recovery of the country's consumption levels from the last quarter of this year onwards, due to the expectation of the decreasing interest rates, the increase of the consumer's confidence level and to the salaries adjustments expected for the next months. In this sense, our performance should reflect positively the increase in the traffic of customers verified in the last months.


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                               Sales Performance

                8/02    9/02    10/02   11/02   12/02   1/03    2/03    3/03    4/03    5/03    6/03    7/03    8/03
Same Store      7.7%    2.6%    8.6%    11.7%   7.0%    10.0%   12.5%   4.0%    20.0%   8.0%    5.0%    5.0%    6.6%*

Total Stores   28.6%   22.6%   27.4%   28.6%   18.8%    23.6%   26.5%  17.8%    36.1%  22.8%   20.1%    9.7%   10.9%*

Note: Same store sales figures include only stores which have been operating for at least 12 months.
* If deflated by IPCA, total sales performance registered a fall of 2.6% compared to the same period of last year. In "same store", the performance was -7.4%

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
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
COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)      THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                             Doris Pompeu
Investors Relations Director                    Tel: (11) 3848 0887 ext. 208
Daniela Sabbag                                  Email: doris.pompeu@thomsonir.com.br
Financial Analyst
Tel: (11) 3886 0421 Fax: (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br
                                   Website: http://www.cbd-ri.com.br/eng
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


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The statements contained in this release referring to the perspective for the
Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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